Exhibit 77E

       In 2001, the Company and the Adviser were named as defendants in an antitrust class action lawsuit alleging that certain underwriting firms and institutional investors violated antitrust laws in connection with initial public offerings. The lawsuit was dismissed in November 2003. The dismissal was appealed and in September 2005 the appeals court issued a decision, vacating and remanding the trial court's decision for further proceedings. In March 2006, the appeals court issued an order staying the proceeding pending determination of defendants' petition to the United
States Supreme Court for a writ of certiorari. That petition was filed in March 2006 and was granted in December 2006. The parties are currently briefing the appeal, and the Supreme Court is expected to hear arguments on the appeal in the spring. The Company and the Adviser intend to vigorously contest the lawsuit. Given the preliminary nature of the lawsuit, an evaluation of the likelihood of a favorable or unfavorable outcome cannot be determined at this time.